ICAP Funds, Inc.
Form N-SAR
Exhibit to Item 77K





Based on the recommendation of the Audit Committee of the Registrant, the Board of Directors determined on February 11, 2004 not to retain PricewaterhouseCoopers LLP as the Registrant's independent auditor and voted to appoint Ernst & Young LLP for the fiscal year ended
December 31, 2004. During the two most recent fiscal years, PricewaterhouseCoopers LLP's audit reports contained no adverse opinion or disclaimer of opinion; nor were their reports qualified as to uncertainty, audit scope or accounting principles. Further, during the two most recent fiscal years and through February 11, 2004, there were no disagreements between the
Registrant and PricewaterhouseCoopers LLP on accounting principles, financial statement disclosure or audit scope, which, if not resolved to the satisfaction of PricewaterhouseCoopers
LLP, would have caused them to make reference to the disagreement in their report.

The Registrant has requested PricewaterhouseCoopers LLP to furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated August 25, 2004, is filed as an Exhibit to this Form N-SAR.